SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 23, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting,
Held on May 23rd, 2006

(Minutes drawn up in summarized form,
pursuant to § 1st of article 130 of Law 6,404/76)

1) Date, Time and Place:

On the 23rd of May, 2006, at 11:00 a.m., in Brasil Telecom Participações S.A.’s (“Company”) headquarters, in the city of Brasília, Federal District, at SIA SUL – ASP, Lote D, Bloco B.

2) Summons:

Second summons notice published in compliance with article 124 of Law 6,404/76 in the following newspapers: “Correio Braziliense” and “Valor Econômico” in the editions of May 09, 10 and 11, 2006, and in the “Diário Oficial da União” (Federal Gazette) in the editions of May 10,11 and 12.

3) Presence:

Shareholders representing the necessary quorum to approve the matter in the Day’s Agenda were present, according to registrations and signatures existent in the Book of Registration of Shareholders Present. Company’s representative, Mr. Filipe Laudo de Camargo.

4) Meeting’s Board:

The meeting was instituted and Mr. Filipe Laudo de Camargo was elected to preside over the meeting, in compliance with article 16 of the Company’s Bylaws. The president invited Mrs. Sabrina Naritomi to act as secretary.

5) Day’s Agenda:

Initially, the president requested that the Secretary read the Day’s Agenda. As follows:

Make a resolution regarding the review of the Company’s By-Laws, related to the matters of article 34, in accordance to the Management’s proposal, as well as to authorize the consolidation of the Bylaws.

6) Resolutions:

At the start of the meeting, the shareholders present authorized, unanimously, that these minutes of the Extraordinary General Shareholders’ Meeting shall be drafted in summarized form, and it may be published without the signatures of the shareholders present, in compliance with article 130 of Law 6,404/76 and its paragraphs.

Subsequently, the President registered the receipt of the vote instructions established on the Minutes of Invitel S.A.’s Shareholders Prior Meeting and the Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting, both held on 04/27/2006, which report to and contain, as annex, Minutes of Zain Participações S.A.’s Extraordinary General Shareholders’ Meeting, also held on 04/27/2006, informing to all present that such acts determine the content of the shareholders votes related to Invitel S.A.’s Shareholders’ Agreement, celebrated on 10/30/1998, and Brasil Telecom Participações S.A.’s Vote Agreement, celebrated on 09/16/2003, regarding the matter in the Day’s Agenda (Docs. 1 and 2).

After all registers were made, the unanimity of the shareholders present approved the alteration in article 34 of the Company’s Bylaws, according to the proposal of the Senior management (Doc. 03). The text of the altered article is, as follows: “Article 34: The Fiscal Council meets, ordinarily, once every month and, extraordinarily, whenever it is necessary”.

The shareholders authorized the Company’s management to take all necessary actions to implement and consolidate the Bylaws, in such a manner that it reflects the resolutions of the Day’s Agenda, regarding the alterations in the Company’s Bylaws.

The documents abovementioned have been registered by the board and are hereby filed in the Company’s headquarters.

7) Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders present.

Brasília, May 23, 2006.

Filipe Laudo de Camargo	Sabrina Naritomi
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer